

12061122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Empire State Building
(No. and Street)

New York	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nikhil Gholani **(646) – 524-7385**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Nikhil Gholani, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to IDFC Capital (USA), Inc., for the year ended March 31, 2012 are true and correct. I further affirm that neither IDFC Capital (USA), Inc. nor any principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Nikhil Gholani, Chief Executive Officer

Title

MARGIE GORTMAN
Notary Public, State of New York
Qualified in New York County
No 02GO6144919
My Commission Expires July 15 2014

Subscribed and sworn to before 3d day of May 2012

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. (the "Company") as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 3, 2012

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2012

ASSETS	
Cash	$ 472,650
Due from parent	260,198
Employee loans and advances	100,771
Deferred tax asset	38,125
Other assets	38,248
TOTAL ASSETS	$ 909,992
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Compensation payable	$ 100,000
Accrued expenses and other liabilities	31,781
Total Liabilities	131,781
Commitments (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock ($.01 par, 100,000,000 shares authorized, issued and outstanding)	1,000,000
Accumulated deficit	(221,789)
Total stockholder's equity	778,211
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 909,992

See notes to the statement of financial condition.

1. ORGANIZATION

IDFC Capital (USA), Inc., (the "Company"), a wholly owned subsidiary of IDFC Securities Limited (the "Parent") was incorporated in the State of New York on August 3, 2009. The Parent is a wholly owned subsidiary of Infrastructure Development Finance Company Limited (the "Ultimate Parent"). On September 15, 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company distributes research reports and related market commentary to U.S. Clients that have been prepared by the Parent.

The Parent or IDFC Capital Limited, an affiliated company, may from time to time enlist the placement agent or finder services of the Company for purposes of privately offering non-U.S. securities, and offering qualifying non-U.S. securities pursuant to Rule 144A under the Securities Act, in each case to U.S. Clients. The Company also provides market and sales support. During the year ended March 31, 2012, the Company did not undertake these activities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — In preparing the statement of financial condition management makes estimates and assumptions that may affect the reported amounts. Such estimates primarily include assumptions used in determining the provision for income taxes. Actual results could differ materially from these estimates.

Concentration of Credit Risk — The Company maintains substantially all of its cash balance at one major financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its statement of financial condition uncertain tax positions that the company has taken or expects to take on its tax returns.

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position will be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

3. INCOME TAXES

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2012, the Company has a deferred tax asset of $38,125, recorded in the accompanying Statement of Financial Condition, which is a result of temporary differences primarily relating to amortization of organization costs for tax purposes. The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

The Company is not currently under examination by any taxing jurisdiction. The earliest tax year which is subject to examination by state and local tax authorities and the Internal Revenue Service is 2010.

4. RISK MANAGEMENT

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain a minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of March 31, 2012, the Company had net capital of $340,869, which was $90,869 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

6. RELATED PARTY TRANSACTIONS

The Company entered into a Service Level Agreement (the "Agreement") with the Parent on December 26, 2011 whereby the Company will distribute research on behalf of the Parent as described in the Agreement. The amount due from the Parent for such services as described in the Agreement amounted to $260,198 as of March 31, 2012.

7. COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancelable sublease for its office premises, which expires August 31, 2015. The future minimum annual base rent payments required under this operating lease are as follows:

Year ended March 31	Total Commitments
2013	$ 48,568
2014	49,457
2015	20,607
	$ 118,632

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to the date on which the statement of financial condition is issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this statement of financial condition..

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 3, 2012

IDFC Capital (USA), Inc.
350 Fifth Avenue
New York, New York

In planning and performing our audit of the financial statements of IDFC Capital (USA), Inc. (the "Company") as of and for the year ended March 31, 2012 (on which we issued our report dated May 3, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material *weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP